UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

LAUREATE EDUCATION, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.004 Per Share

(Title of Class of Securities)

518613203

(CUSIP Number)

Jason M. Colombo
Point72 Asset Management, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 518613203	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON CPV Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 101,147,116 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 15,995,974 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,147,116 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No. 518613203	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 101,162,980 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 16,011,838 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,162,980 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note:

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends the initial statement on Schedule 13D filed by Point72 Asset Management, L.P., Point72 Capital Advisors, Inc. and Steven A. Cohen (the “Initial Reporting Persons”) on February 16, 2017, as amended by Amendment No. 1 filed by the Initial Reporting Persons on January 5, 2018, Amendment No. 2 filed by the Initial Reporting Persons and Cohen Private Ventures, LLC (“Cohen Private Ventures”) on April 25, 2018, Amendment No. 3 filed by Steven A. Cohen and Cohen Private Ventures on November 21, 2018 and Amendment No. 4 filed by CPV Partners, LLC (“CPV Partners”), Steven A. Cohen and Cohen Private Ventures on January 4, 2019.  This Amendment No. 5 is being filed by Steven A. Cohen and CPV Partners (collectively, the “Reporting Persons”) to report the sale on June 17, 2019 by Wengen Alberta, Limited Partnership (“Wengen”) of 10,955,000 shares of the Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”).  Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On June 18, 2019, Wengen filed an amendment to its Schedule 13D related to the Class A Common Stock of the Issuer (the “June 2019 Wengen 13D/A”).  As set forth in the June 2019 Wengen 13D/A, Wengen sold 10,955,000 shares of Class A Common Stock on behalf of certain direct and indirect investors in Wengen.  The Reporting Persons were not among the investors in Wengen who participated in such sale.
Item 5.   Interest in Securities of the Issuer.
Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:
The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.
a) and b)  CPV Partners may be deemed to beneficially own an aggregate of 101,147,116 shares of Class A Common Stock, which represents, in the aggregate, approximately 46.0% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), as a result of its indirect ownership of Class B Common Stock through Wengen.  Steven A. Cohen may be deemed to beneficially own an aggregate of 101,162,980 shares of Class A Common Stock, which represents, in the aggregate, approximately 46.0% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act, as a result of his indirect ownership of Class B Common Stock through Wengen and Class B Common Stock and Class A Common Stock through entities which he controls.
Wengen beneficially owns an aggregate of 101,147,116 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (“Wengen GP”), which is governed by a board of directors composed of Douglas L. Becker and other representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors, including the Reporting Persons, may be deemed to have shared voting power over the 101,147,116 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations.  As a result of such provisions, of the 101,147,116 shares of Class B Common Stock held by Wengen, the Reporting Persons may be deemed to have shared voting and investment power over 15,995,974 shares of Class B Common Stock owned directly by Wengen, equal to 7.3% of the total Common Stock.

The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 below.
Steven A. Cohen may be deemed to have shared voting and investment power over 15,864 aggregate shares of Class A Common Stock and Class B Common Stock owned directly by an entity which is controlled by Steven A. Cohen, equal to less than 0.1% of the total Common Stock.
The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of 219,942,237 shares of Class A Common Stock, which includes (1) 118,788,623 outstanding shares of Class A Common Stock, in reliance on information contained in the final prospectus supplement filed by the Issuer with the SEC on June 14, 2019 (the “Supplement”), and reflecting the consummation of the Issuer’s underwritten secondary public offering commenced June 12, 2019, (2) 101,147,116 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen and (3) 6,498 shares of Class A Common Stock that an entity controlled by Steven A. Cohen may acquire upon the conversion of Class B Common Stock owned by such entity.  The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.
The Reporting Persons may be deemed to be the beneficial owner of the securities held directly by the Wengen Investors and Wengen, in each case, as described more fully in this Statement.
The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.
Wengen, the other Wengen Investors and certain of their affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.
c) Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

CPV Holdings, LLC (“CPV Holdings”) was awarded 3,031 shares of the Issuer’s Class A Common Stock on May 22, 2019 at a price of $16.50 per share pursuant to the Issuer’s non-employee director compensation program in connection with the service as a director of the Issuer by an employee of an affiliate of CPV Holdings.  Steven A. Cohen is the managing member of CPV Holdings and may be deemed to beneficially own the securities held by CPV Holdings. Steven A. Cohen reported the acquisition of these shares by CPV Holdings on a Form 4 filed on May 24, 2019.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2019

CPV PARTNERS, LLC

By:  /s/ Andrew B. Cohen
Name: Andrew B. Cohen
Title: Authorized Person

STEVEN A. COHEN

By:  /s/ Jason M. Colombo
Name:  Jason M. Colombo
Title:  Authorized Person